HOLDING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

April 8, 2005

05007387

Re : Rule 12g3-2(b)
File No. 82 – 4161

SUPPL

RECEIVED
APR 15 2005
PROCESSING

Dear Sir, Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder.

The information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that SNCB Holding / NMBS Holding (formerly known as Société Nationale des Chemins de Fer Belges / Nationale Maatschappij de Belgische Spoorwegenis) subject to the Exchange Act.

Very truly yours,

For and on behalf of
SNCB Holding / NMBS Holding

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Johan VERHOEVEN

dw 4/20

Board Meeting of February 28, 2005

The members of the Board have approved the 2004 statutory accounts of the SNCB group. A number of targets relating to cost reductions and increases of traffic have been reached making the operational recovery of the group more visible. The results have on the other hand been negatively influenced by amounts written of on, and provisions made for ABX.

To enable to compare the 2004 figures with 2003, a number of corrections needed to be made since a number of accounting reforms have been introduced during 2004 and the impact of the fusion by absorption of Financière TGV needs to be neutralised.

Turn-over has augmented during 2004 with 2,2%. This was due to higher traffic generated in all three activities: domestic passenger traffic (+ 7,9%), international passenger traffic (+ 3,7%) and freight traffic (+ 0,9%).

EBITDA reached € - 33,9 million compared to € - 109,3 million. This was mainly due to the reduction of goods and services bought and the reduction of the workforce. EBIT reached € - 35,8 million compared to € - 129,0 million. The financial results improved to € - 131,4 million from € - 146,6 million mainly due to the reduction of the interest rates. The exceptional results attained € - 185,6 million compared to € - 29,8 million. The exceptional result is the sum of: amounts written offs on, and provisions for ABX (€ - 284,8 million), environmental provisions (€ - 26,4 million) and amounts written back on assets transferred to the Fund for Railway Infrastructure.

The statutory accounts ended at € - 350,1 million as compared to € - 333,3 million. Turn-over reached € 2.210 million compared to € 2.329 million. This decrease of 5,1% was caused by the transfer of the ABX activities with SNCB to ABX Logistics Worldwide.

SNCB's financial debt has continued to grow from € 6,3 billion to € 8,3 billion (debt of Financière TGV included). Taking into account the off balance debt, total debt amounted to € 9,7 billion. On January 1, 2005 € 7,4 billion debt was transferred to the State.

Statutaire jaarrekeningen 2004

28/02/2005

Afsluiting door Raad van Bestuur NMBS-Holding

De Raad van Bestuur van de NMBS-Holding heeft vandaag de statutaire rekeningen van de NMBS-Groep afgesloten. Het is overigens voor het laatst dat de Raad van Bestuur de jaarrekeningen van de oude eenheidsstructuur afsluit. Het operationele herstel van de groep begint voelbaar te worden. De doelstellingen werden bereikt, onder meer door de vermindering van de algemene kosten en een vermindering, na overleg, van het personeelsbestand. De stijging van het binnenlands en het internationaal reizigersverkeer en het goederenverkeer, evenals een strikt beheer van de kosten, hebben in grote mate bijgedragen tot de verbetering van de EBITDA. De statutaire resultaten 2004 werden echter beïnvloed door waardeverminderingen en het aanleggen van provisies voor ABX.

Om de cijfers binnen vergelijkbare perimeters met die van verleden jaar te kunnen vergelijken en de operationele prestaties van de onderneming te beoordelen, dringt een herklassificatie op verschillende vlakken zich op. Die herklassificatie houdt verband met de afwijkende boekhoudkundige maatregelen die voor het laatst van toepassing zijn op de NMBS.
Zo moeten de afhoudingen op het kapitaal worden gecompenseerd met de afschrijvingen van de materiële en immateriële vaste activa gebruikt voor de opdrachten van publieke dienstverlening, evenals de pensioenlasten en kosten voor arbeidsongevallen met de tussenkomsten van de staat en het betrokken personeel.
Daarenboven moet de impact van de fusie door de absorptie van de HST Fin worden geneutraliseerd.

Resultaten met vergelijkbare perimeters

Na herklassificatie stijgt de **omzet** in 2004 met 2,2% ten opzichte van 2003, waaronder:

- binnenlands reizigersverkeer: + 7,9%
- internationaal reizigersverkeer: + 3,7%
- goederen: + 0,9% (voor het verkeer zelf)

De **operationele cash flow** (EBITDA) beloopt **€ -33,9 miljoen**; in 2003 was dit € -109,3 miljoen. De EBITDA werd hoofdzakelijk beïnvloed door een vermindering met 6% van diensten en diverse goederen en een daling van het personeelsbestand.

Het **operationele resultaat** (EBIT) bedraagt **€ -35,8 miljoen**, ten opzichte van € -129,0 miljoen in 2003, een verbetering met € 93,2 miljoen.

De **financiële resultaten** bedragen **€ -131,4 miljoen**; in 2003 was dit nog € -146,6 miljoen. Deze verbetering wordt onder meer verklaard door een daling van de interestvoeten.

De uitzonderlijke resultaten belopen **€ -185,6 miljoen** (€ -29,8 miljoen in 2003). De NMBS-Groep heeft voor € 284,8 miljoen waardeverminderingen doorgevoerd en provisies aangelegd voor ABX, € 26,4 miljoen voor milieuvoorzieningen en heeft een meerwaarde opgetekend van € +187,9 miljoen op de inbreng van terreinen in het Fonds voor SpoorwegInfrastructuur in het raam van de nieuwe structuur.

In overeenstemming met de openbare overheden bevestigen de beleidsvoerders van de NMBS en ABX Logistics Worldwide hun intentie om, indien mogelijk, de groep ABX Logistics te privatiseren voor het einde van 2005, voor zoverre de Europese Commissie akkoord gaat met het financiële luik van het herstructureringsplan.
Daarom, en in uitvoering van de nieuwe internationale boekhoudregels van toepassing op de holding opgericht door de overdracht van de deelnemingen in ABX Logistics, heeft de Raad van Bestuur van de NMBS-Holding ingestemd met een waardevermindering op de vorderingen en de deelnemingen.Daarom, en in uitvoering van de nieuwe internationale boekhoudregels van toepassing op de holding opgericht door de overdracht van de deelnemingen in ABX Logistics, heeft de Raad van Bestuur van de NMBS-Holding ingestemd met een waardevermindering op de vorderingen en de deelnemingen
De groep ABX Logistics Worldwide vervolgt met succes het herstel ingezet in 2003. Voor de eerste keer sinds 1999 kan voor 2004 een positief operationeel resultaat (EBIT) worden voorgesteld.

Statutaire jaarrekeningen 2004

De statutaire jaarrekeningen bedragen in 2004 **€ -350,1 miljoen**, tegenover € -333,3 miljoen in 2003. De omzet beliep **€ 2.210 miljoen**; in 2003 was dit nog € 2.329 miljoen, een daling dus met 5,1% (overdracht van de NMBS-afdeling ABX naar ABX Logistics Worldwide). De bedrijfsopbrengsten en -kosten bedroegen € 3.649 miljoen, een vermindering met 4,3%.

Evolutie van de schuld

De schuld van de NMBS bleef groeien. Ze gaat van € 6 miljard in 2003 naar € 8,3 miljard in 2004, de schuld ter waarde van € 1,7 miljard van de HST Fin inbegrepen. Als de schuld buiten balans van € 1,3 miljard wordt toegevoegd, bedraagt de schuldenlast € 9,7 miljard. Het netto verschil van de financiële schuld bedraagt dus € 641,86 miljoen. OP te merken is dat de staat op 1 januari 2005 het grootste gedeelte van de schuld heeft overgenomen, voor een bedrag van € 7,4 miljard.

Sleutelindicatoren 2004

- investeringen: € 1,2 miljard
  Voornaamste financieringsbronnen
  Staat: € 735 miljoen
  Tussenkomst Nederland: € 112,1 miljoen
  Eigen Fondsen NMBS: € 298,7 miljoen (hst-project)
- Aantal binnenlandse treinreizigers: 165 039 000 (+7,9%)
- Aantal internationale treinreizigers: 13 374 000 (-0,3%)
- Aantal vervoerde ton: 58 228 000 ton (+4,5%)
- Personeelsbestand NMBS op 31/12/2004: 39 061 personeelsleden (40 898 in 2003)

Le CA de la SNCB-Holding arrête les comptes annuels statutaires 2004

01/03/2005

Le Conseil d'Administration de la SNCB-Holding a arrêté aujourd'hui les comptes statutaires 2004 du groupe SNCB. C'est par ailleurs la dernière fois que le Conseil d'Administration arrête les comptes annuels ancienne structure « unitaire ».
Le redressement opérationnel du groupe commence à faire sentir ses effets. Les objectifs fixés ont été remplis, notamment par une diminution des frais généraux et une réduction concertée de l'effectif. L'augmentation du trafic voyageurs national et international et marchandises ainsi qu'une grande maîtrise des coûts ont largement contribué à l'amélioration de l'EBITDA. Les résultats statutaires 2004 ont cependant été influencés par des réductions de valeur et des provisions pour le secteur ABX.

Pour pouvoir comparer les chiffres, à périmètre comparable, entre 2004 et 2003 et évaluer la performance opérationnelle de l'entreprise, différents reclassements doivent être effectués. Ces reclassements sont liés aux normes comptables dérogatoires applicables, pour la dernière fois, à la SNCB :
Il convient de compenser le prélèvement sur le capital avec les amortissements des actifs incorporels et corporels affectés aux missions de service public, tout comme les charges de pension et d'accidents de travail avec les interventions de l'Etat et du personnel y relatives.
En outre, il convient ainsi de neutraliser l'impact de la fusion par absorption de la Financière TGV.

Résultats à périmètre comparable

Après avoir procédé à ces reclassements, le chiffre d'affaires 2004 comparé à 2003 progresse de 2,2 % dont :
• Voyageurs national : +7,9%
• Voyageurs international : +3,7%
• Marchandises : +0,9% (pour le transport proprement dit)

Le cash flow opérationnel (EBITDA) s'affiche à -33,9 millions €, contre -109,3 millions € en 2003. L'EBITDA a été influencé essentiellement par une diminution de 6% des services et biens divers et par une réduction des effectifs.

Le résultat opérationnel (EBIT) se chiffre à -35,8 millions € contre -129,0 millions € en 2003, soit une amélioration de 93,2 millions €.

Les résultats financiers s'élèvent à – 131,4 millions € contre -146,6 millions € en 2003. Cette amélioration s'explique, entre autres, par une réduction des taux d'intérêt.

Les résultats exceptionnels s'affichent à -185,6 millions € contre -29,8 millions € en 2003. Le groupe SNCB a opéré des réductions de valeurs et provisions sur ABX pour un montant de 284,8 millions €, a réalisé des provisions environnementales pour 26,4 millions € et a enregistré une plus-value de +187,9 millions € lors de l'apport de terrains au Fonds d'Infrastructures Ferroviaires dans le cadre de la nouvelle structure.

En accord avec les autorités publiques, les dirigeants de la SNCB et d'ABX Logistics Worldwide confirment leur intention de conclure la privatisation du groupe ABX Logistics si possible avant la fin de 2005, moyennant approbation par la commission européenne du volet financier de son plan de restructuration.
Dès lors, et en application des nouvelles règles comptables internationales applicables au holding constitué par l'apport des participations ABX Logistics, le Conseil d'Administration du groupe SNCB a approuvé la réduction du solde de la valeur des créances et participations.
Le groupe ABX Logistics Worldwide poursuit avec succès le redressement entamé en 2003. Il dégage, pour la première fois depuis 1999, un résultat opérationnel (EBIT) positif en 2004.

Résultats comptables statutaires 2004

Le résultat comptable statutaire de l'exercice 2004 s'affiche à -350, 1 millions € contre -333, 3 millions € en 2003. Le chiffre d'affaires s'établit à 2.210 millions € contre 2.329 millions € en 2003, soit une réduction de 5,1 % (transfert de la division ABX de la SNCB vers ABX Logistics Worldwide). Les coûts des ventes et prestations s'élèvent à 3.649 millions €, en diminution de 4,3 %.

Evolution de la dette

La dette de la SNCB continue à progresser. Elle passe de 6 milliards € en 2003 à 8,3 milliards € en 2004 en ce compris la dette de 1,7 milliard € de la Financière TGV. Si l'on y incorpore la dette hors bilan de 1,3 milliard €, l'endettement s'élève à 9,7 milliards €. La variation nette de la dette financière est donc de 641,86 millions €. A noter que depuis le 1er janvier 2005, l'Etat a repris une majeure partie de la dette à hauteur de 7,4 milliards €.

Les indicateurs-clés 2004

• Investissements : 1,2 milliard €
Principales sources de financement
Etat : 735 millions €

Intervention des Pays-Bas : 112,1 millions €
Fonds propres SNCB : 298,7 millions € (projet TGV)

- Nombre de voyageurs en service intérieur : 165.039 milliers (+7,9%)
- Nombre de voyageurs en service international : 13.374 milliers (-0,3%)
- Nombre de tonnes transportées : 58.228 milliers de tonnes (+4,5%)
- Effectif SNCB au 31/12/2004 : 39.061 membres du personnel (par rapport à 40.898 en 2003)

Page printed on Thu Apr 7 2005 - 10:54:35
from: http://www.b-rail.be/php/press/index.php?lang=F&task=view&id=1379

Press releases from January to March 2005

Date: January 7, 2005
Summary: **Presentation of the new SCNB group**

Future functioning of the SNCB group
The roles and priorities of the new SNCB group will remain the same as for the old SNCB. The group is dedicated to play a prominent role in mobility and to offer its clients a reliable service of high quality within a budgetary equilibrium.

The three companies are all incorporated as autonomous companies with their own Board of Directors, Management Comity, CEO, Government commissioner and auditors. Each company will negotiate a separate management contract with the State. To maintain the cohesion of the group a number of working comities have been created.

The debt of the SNCB reached nearly € 10 billion at the end of 2004. € 7,4 billion of this was transferred, together with € 7,4 billion worth of assets, to the State on January 1, 2005. The Belgian State has create a special vehicle for this, named Fund for Railway Infrastructure, independently from the SCNB group. The remainder of the debt will be kept at SNCB Holding and is forecasted to grow to € 3 billion by the end of 2008.

SNCB Holding
The autonomous public company that is SNCB Holding is the legal heir of the former SNCB. The company is directly owned for 99,9% by the State. Its major activity is the co-ordination of the different activities in the SNCB group.

The other tasks of SNCB Holding are the management of real estate and other immovable property (including the train stations), security and the management of the personnel of the SNCB group. It will receive State grants for its investments in the train stations and for the execution of its public services. The company will have about 4.200 personnel at its disposition.

SNCB
The SNCB fulfils the roll of train operator within the new structure. Its two major tasks are the offering of passenger and freight transport. It also disposes of the necessary services to manage the rolling stock and the personnel needed for the execution of its two main tasks. The company has about 20.000 personnel at its disposition.

SNCB aims to continue the improvement of its service offered to the travellers and to increase the number of train kilometres by 2008 with 6,5% (domestic traffic) and 27% (international traffic). Within its freight department SNCB had engaged already in profound reforms that will be continued in 2005.

Infrabel
Infrabel is responsible for the management and maintenance of the Belgian rail infrastructure, the regulating and safety systems and the management of "essential functions". These "essential functions" are:
- the allocation of capacity;
- the determination of tariffs and the invoicing and collection of fees;
- the certification of personnel and rolling stock.

One of its most important tasks is the maintenance of the tight balance between the maintenance of non-discriminatory access to all railway operators and its care for its major user being SNCB.

Infrabel will receive a State grant for the maintenance and management of the railway infrastructure. On top of this, all future investments in infrastructure will be 100% financed by the State. At the time of the transfer of debt by the old SNCB to the Fund for Railway Infrastructure a major part of the Belgian rail network was transferred as well. The fund puts this infrastructure at the disposal of Infrabel against the payment of a yearly fixed fee. New investments will by contrast be fully owned by Infrabel. The major projects in the coming years are: the finalisation of the high speed rail network, the Diabolo project, the construction of a regional express network and the extension of the rail network for freight transport.

The law provides that the Belgian States owns at least 80% + 1 of the voting rights, assuring the independence of Infrabel against SNCB.

Infrabel will have 14.500 personnel at its disposition.

Date: March 31, 2005

Summary: Increasing traffic congestion is menacing the accessibility of the airport of Zaventem (the international airport of Brussels), one of the main economic centres of Flanders. To counter this problem a larger role needs to be given to the rail transport.

The Diabolo project will offer passengers travelling to Zaventem a substantial reduction in travel time. The project plans direct connections between the axes Luik-Leuven-Brussel and Antwerpen-Mechelen-Brussel through the airport. This will enable the offering of direct connections from these locations to the airport.

On April 1, 2005 Infrabel put to tender the financing of the Infrastructure part of the Diabolo project. The project will be realised through a PPP structure, the first of this size in Belgium.

The Diabolo project will necessitate both rail and road works. The rail works will be undertaken by Infrabel and the road works will be undertaken by the Flemish Region. The current train station at the airport will be connected through an underground rail tunnel with a new double track railroad located in the middle of the E19 highway.

The total investment for the Diabolo project is estimated at € 493 million of which € 280,3 million will be financed through a PPP structure. A private structure (NV Diabolo) will be responsible for the financing, the building and the maintenance of the infrastructure on the airport grounds till the highway. The new railroad on the highway will be completely financed by Infrabel. For a period of 35 years (2011 – 2045), NV Diabolo will put the infrastructure at the disposition of Infrabel. The NV Diabolo will maintain the infrastructure and receive periodical fees to cover its expenses during this period. Afterwards the assets will be transferred to Infrabel.

07/01/2005

Nieuwe structuur sinds 1 januari 2005

HOE ZAL DE NMBS-GROEP VOORTAAN FUNCTIONEREN?

Dienstverlening voor de klant voorop
Ook in de nieuwe constellatie, met drie onderdelen, blijft de opdracht van de NMBS-Groep identiek in vergelijking met vroeger: de doelstelling is en blijft een vooraanstaande rol te spelen in de mobiliteit door de klanten een veilige, betrouwbare en kwaliteitsvolle dienstverlening te bieden, binnen een budgettair evenwicht.

De invoering van de nieuwe structuur verandert niets aan de wil van het bedrijf om de continuïteit van de dienstverlening te verzekeren, gepaard gaand met een maximale veiligheid van het netwerk en exploitatie. Aan de prioriteiten van de «oude» NMBS wordt vanzelfsprekend niet geraakt, met name veiligheid, stiptheid, comfort en netheid.

Noodzakelijke coherentie, met respect voor de autonomie
De drie bedrijven (NMBS-Holding, Infrabel en de NMBS) hebben het statuut van autonome ondernemingen. Ze hebben ieder een Raad van Bestuur, een Directiecomité, een Gedelegeerd Bestuurder evenals een Regeringscommissaris en een College van Commissarissen. Ieder bedrijf moet ook een beheerscontract onderhandelen met de overheid.

Zoals reeds talrijke keren benadrukt blijft het personeelsstatuut integraal van toepassing binnen de nieuwe structuur. Het volledige personeel wordt rechtstreeks beheerd door de moedermaatschappij (NMBS-Holding) en wordt ter beschikking gesteld van ofwel de infrastructuurbeheerder (Infrabel), ofwel de spoorwegonderneming (NMBS). Alle onderwerpen verbonden met het personeel worden behandeld in de schoot van **een zelfde paritaire commissie** die zich bevindt in de Holding.

Om de coherentie van de beslissingen te verzekeren, zijn verschillende comités opgericht. Zo zal een comité van de drie Gedelegeerd Bestuurders wekelijks samenkomen. Een comité voor de investeringen op Holding-niveau, zal letten op de coherentie tussen de investeringsplannen van de ondernemingen. Zoals eerder vermeld, wordt het sociaal overleg ook gecentraliseerd bij de Holding en een sturingscomité, waarin de erkende syndicale organisaties zetelen, houdt de begeleiding van de maatregelen van het ondernemingsplan en het herstructureringsplan in de gaten. De grote lijnen van de coördinatie binnen de groep zijn overigens vastgelegd in een "vennootschapspact".

De overname van de schuld
Eind 2004 beliep de schuld van de NMBS om en bij de 10 miljard euro.

Op basis van wat eerder in andere Europese landen gebeurde heeft de Staat op 1 januari de "historische" schuld van de NMBS, nl. € 7,4 miljard overgenomen. Die operatie verloopt via het Fonds voor Spoorweginfrastructuur (FSI), het nieuwe organisme dat door de Staat werd opgericht en wordt beheerd en dat volkomen onafhankelijk is van de NMBS-groep. Als tegenprestatie voor de overname van de historische schuld van de NMBS wordt het Fonds voor Spoorweginfrastructuur eigenaar, voor waarde van € 7,4 miljard, van een deel van het spoorwegnet (sporen en bovenleidingen) en een aantal activa.

De rest van de schuld (€ 2,4 miljard die zal groeien tot ongeveer € 3 miljard tegen 2008) zal worden beheerd door de groep en worden ingeschreven in de boekhouding van de NMBS-Holding.

Met de nieuwe structuur moet het mogelijk maken dat iedere onderneming van de spoorweggroep autonomer kan werken om zo beter opgewassen te zijn tegen de uitdagingen van de mobiliteit, maar met oog voor de coherentie van de gehanteerde strategieën.

DE NMBS-HOLDING

Het autonoom overheidsbedrijf NMBS-Holding is de juridische erfgenaam van de NMBS zoals deze bestond tot 31 december 2004. Het is het moederbedrijf van de Belgische spoorweggroep.

De staat is met meer dan 99,9% meerderheidsaandeelhouder.

De voornaamste opdracht van de NMBS-Holding is de coördinatie verzekeren tussen de verschillende bedrijven van de groep.
De operationele activiteiten van de NMBS-Holding zijn eerder beperkt, maar het bedrijf speelt een belangrijke rol in de coördinatie en de samenwerking tussen de filialen NMBS en Infabel, met respect voor hun onafhankelijkheid.

Naast andere taken, neemt de NMBS-Holding voor de hele groep het **personeelsbeheer** voor zijn rekening. Bovendien beheert hij het patrimonium en de onroerende goederen, de stationsgebouwen inbegrepen. De beveiligings- en bewakingsdiensten voor de hele groep zijn ook gecentraliseerd in de Holding.

De NMBS-Holding zal dotaties van de Staat ontvangen voor investeringen bestemd voor onder andere de stations en

anderzijds voor de uitoefening van haar opdrachten van openbare dienst. Daaronder vallen de opdrachten van beveiliging en bewaking, het beheer, de bouw en het onderhoud van de stations en aanhorigheden, het historisch patrimonium en andere opdrachten bepaald door de wet. Tussen de Staat en de NMBS-Holding zal een beheerscontract worden afgesloten.

Omdat de coherentie binnen de groep van uiterst groot belang is, zijn verschillende sleutelcomités opgericht: er bestaan, op het niveau van het moederbedrijf, een enkel Strategisch Comité, een enkele Paritaire Commissie en een enkel Sturingscomité dat moet zorgen voor het opvolgen van de invoering van de nieuwe structuur. Daarom zullen ook de drie Gedelegeerd Bestuurders frequent samenkomen. Een Comité voor de investeringen zal waken over de coherentie van de investeringsplannen van de filialen. Het begeleiden van de maatregelen van het ondernemingsplan en het herstructureringsprogramma zal worden opgevolgd door een sturingscomité waarin ook de erkende syndicale organisaties zetelen.

Net zoals de andere onderdelen van de groep beoogt de NMBS-Holding een budgettair evenwicht tegen 2008.

De NMBS-Holding telt onder andere ABX, Eurostation en Euro Liège TGV onder haar filialen.

De NMBS-Holding stelt ongeveer 4200 mensen tewerk.

De beheersorganen van de NMBS-Holding
De **Raad van Bestuur** van de NMBS-Holding bestaat uit:

- Dominique Offergeld Voorzitter
- Eddy Bruyninckx Bestuurder
- Antoine Colpaert Bestuurder
- Jean-Claude. Dehovre Bestuurder
- Jean-Claude Fontinoy Bestuurder
- Geertje Smet Bestuurder
- Magali Verdonck Bestuurder
- Marianne Vergeyle Bestuurder
- Karel Vinck Gedelegeerd Bestuurder
- Melchior Wathelet Bestuurder

Het **Directiecomité** van de NMBS-Holding is als volgt samengesteld:

- Karel Vinck Gedelegeerd Bestuurder
- Vincent Bourlard Directeur-Generaal Patrimonium
- Alex Migom Directeur-Generaal Strategie & Coördinatie
- Tony Van den Berghen Directeur-Generaal Human Resources
- een Directeur-Generaal Financiën wordt binnenkort aangeduid

NMBS

De 'NMBS' is binnen de nieuwe structuur de spoorwegexploitant, het bedrijf dat de dienstverlening verzorgt. De 2 belangrijkste opdrachten van de NMBS zijn het organiseren van reizigersvervoer (binnenlandse en internationale treinverkeer) en van goederentransport. Voor de klant verandert er niets.

Naast de diensten die zich bezighouden met de twee hoofdactiviteiten, beschikt de NMBS eveneens over diensten die het materieel en het personeel beheren dat noodzakelijk is voor het uitvoeren van deze opdrachten.

De dienstverlening naar de klanten toe wordt verzekerd door hetzelfde personeel als vroeger, binnen dezelfde diensten. De kwaliteit van de dienstverlening zal in geen enkel geval wijzigen door de overgang van deze diensten naar een nieuwe eenheid. De doelstelling is om deze op termijn zelfs nog te verbeteren, door een nieuwe organisatie en nog performantere en efficiëntere procedures op punt te zetten. In die context zal de vrijmaking van de markt de NMBS nog meer aanzetten om een kwaliteitsvolle dienst aan te bieden tegen de beste prijs.

Sinds 1 januari hebben 2600 bedienden, die voorheen binnen de directies 'Netwerk' en 'Treinen' werkten, de exploitant vervoegd. Hierdoor werken nu ongeveer 20.000 personen voor de NMBS.

Bepaalde filialen of activiteitensectoren waarin de 'oude' NMBS een aandeel had, komen nu onder de hoede van de 'nieuwe' NMBS, zoals IFB, TRW, Eurostar of Thalys.

Beheersorganen
De Raad van Bestuur is samengesteld uit 6 leden:
- Edmée De Groeve, Voorzitster
- Karel Vinck, Gedelegeerd Bestuurder
- Geertje Smet
- Jean-Claude Fontinoy
- Jean-Claude Dehovre
- Angeline Van Den Rijse

In het Directiecomité zetelen:

- Karel Vinck, Gedelegeerd Bestuurder
- Marc Descheemaecker, Directeur-Generaal Operaties en Goederen
- Leo Pardon, Directeur-Generaal Reizigers
- Richard Gayetot, Directeur-Generaal Treinen
- Jean Denayer, Directeur-Generaal Materieel

Op 1 februari zal Marc Descheemaecker Karel Vinck als Gedelegeerd Bestuurder en Voorzitter van het Directiecomité opvolgen.

Doelstellingen reizigers

De laatste jaren heeft de NMBS de kwaliteit van de dienstverlening aan de klanten aanzienlijk verbeterd. De meest illustratieve parameters bewijzen dit: ze laten een voortdurend stijgende tendens optekenen. Zo zijn er bijvoorbeeld de goede resultaten van de tevredenheidsenquête bij de klanten en stiptheid van het treinverkeer.

De hoofddoelstelling van de nieuwe beheerders van de NMBS op het vlak van reizigersvervoer is het onverminderd verderzetten van de verbetering van de dienstverlening aan de klant. Het tariefgamma werd reeds vereenvoudigd en herwerkt in het voordeel van de klant. Er werden al bijkomende dubbeldeksrijtuigen (M6) besteld om het moderne wagenpark (dat op veel bijval van de klanten kan rekenen) te versterken.

De beslissingen van de overheid om het woon-werkverkeer gratis te maken (zowel voor de openbare als voor de privé-sector) maken de NMBS nog meer bewust, zo dat al nodig was, van de sociale rol die de NMBS moet spelen in de samenleving.

De NMBS ambieert om tegen 2008 het volume van het binnenlandse reizigersverkeer te verhogen met 6,5% (ongeveer 7400 miljoen reizigers-km).

Op het vlak van het internationale reizigersverkeer hoopt de NMBS dat alle voordelen van het hogesnelheidsnet hun vruchten afwerpen, zodat de klanten snel en veilig naar het buitenland kunnen reizen. Tegen 2008 moet het internationale reizigersverkeer een toename met ongeveer 27% realiseren.

Goederenverkeer al in concurrentiële omgeving

Binnen de goederensector werden in de loop van 2004 al diepgaande hervormingen doorgevoerd. Ze moeten er voor zorgen dat de NMBS beter gewapend is tegen de steeds scherpere concurrentie. De doelstelling voor 2005 ligt in het verfijnen van de organisatie van die hervormingen, waarvan er momenteel een aantal in een inwerkperiode zitten. Zo is er een nieuw Operationeel Cargo Center dat 24/24 uur in real-time het verloop van goederentreinen opvolgt. Het nieuwe transportplan Quowadis zorgde voor een herziening van alle bedieningskringen en alle uitwisselingsverbindingen met de buurnetten.

INFRABEL

Het filiaal Infrabel, de beheerder van de Belgische spoorinfrastructuur, is een autonoom overheidsbedrijf. Dit houdt onder meer in dat er een beheerscontract wordt afgesloten tussen de overheid en het bedrijf, waarin wederzijdse rechten en plichten worden vastgelegd.

Taken en opdrachten

Infrabel heeft een openbare opdracht: het onderhouden en beheren van de infrastructuur en de regulerings- en veiligheidssystemen en het beheren van de 'essentiële functies'. Deze 'essentiële functies' zijn:

- de verdeling en de toekenning van de capaciteit (dienstregeling en rijpaden);
- de tariefbepaling, facturering en ontvangst van de vergoedingen;
- de certificering van het personeel van de spoorwegondernemingen en het rollend materieel (voor elke aanvragende operator).

Een van haar belangrijkste taken is het vinden van een evenwicht tussen een benadering van 'niet-discriminerende toegang' voor alle spoorwegoperatoren en zorg voor de voornaamste gebruiker, de 'nieuwe' NMBS. Dit moet gebeuren door het correct uitvoeren van een van haar opdrachten: het beheren van de 'essentiële functies'. Voor elke (toekomstige) spoorwegexploitant worden dezelfde criteria gehanteerd voor wat betreft het beheren van de capaciteit, het berekenen van de vergoedingen en het toekennen van de certificaten voor personeel en rollend materieel, in concreto door de Directie 'Toegang tot het Net' binnen Infrabel.

De 'oude' NMBS kon trots zijn op een hoog kwaliteitsniveau van haar dienstverlening. Infrabel moet ook op dit vlak op dezelfde weg verdergaan en waken over de veiligheid, de stiptheid en de beschikbaarheid van de spoorweginfrastructuur.

Als beheerder van de infrastructuur moet Infrabel natuurlijk de trein als vervoermiddel promoten. Op korte termijn moet ze de continuïteit van de treindienst garanderen, steeds met het budgettaire en financiële evenwicht in het achterhoofd.

Financieel

Infrabel kan uiteraard niet functioneren zonder dat het over de nodige fondsen beschikt om de kosten verbonden aan haar openbare opdrachten mee te dekken. Daarom krijgt Infrabel een dotatie van de overheid voor het onderhouden en beheren van de infrastructuur. Daarnaast genereert Infrabel omzet uit de vergoedingen die de spoorwegondernemingen die van de infrastructuur gebruik willen maken, betalen.

Wanneer Infrabel in de infrastructuur dient te investeren (nieuwe infrastructuur, moderniseringen, ...), wordt dit voor de volle 100% gefinancierd door de overheid.

Bij de schuldovername werd het Fonds voor Spoorweginfrastructuur opgericht (FSI). Dit fonds werd als 'tegenprestatie' de eigenaar van een deel van het bestaande spoorwegnet en activa ter waarde van € 7,4 miljard. Infrabel betaalt een jaarlijkse vergoeding van € 5.000.000 aan het FSI voor het ter beschikking stellen van deze infrastructuur. Anderzijds is het wel zo dat alle investeringen die in de toekomst worden uitgevoerd, het eigendom zullen zijn van Infrabel. De grote projecten voor de komende jaren zijn onder meer het afwerken van het hogesnelheidsnet, het aanleggen van de Diabolo, de uitbouw van het GEN of infrastructuuruitbreidingen voor het goederenverkeer.

Beheersorganen

De Raad van Bestuur van Infrabel telt 6 leden:

- Toon Colpaert, Voorzitter
- Luc Lallemand, Gedelegeerd Bestuurder
- Jan Kerremans, Bestuurder
- Mieke Offeciers, Bestuurder
- Laurent Vrijdags, Bestuurder
- Anne Vereecke, Bestuurder

Wat de beslissingen en de stemmen op de Raad van Bestuur betreft, bepaalt de wet dat de Staat minstens 80% +1 van de stemmen heeft. Zo wordt de onafhankelijkheid en onpartijdigheid van Infrabel ten opzichte van de NMBS gewaarborgd.

Het Directiecomité is samengesteld uit 4 leden:

- Luc Lallemand, Voorzitter en Gedelegeerd Bestuurder
- Jean-Marie Raviart, Directeur-Generaal Infrastructuur
- Marcel Baele, Directeur-Generaal Netwerk
- Luc Vansteenkiste, Directeur-Generaal Toegang tot het Netwerk

Voor Infrabel zullen ongeveer 14.500 personen werken.

Ook het studiebureau TUC RAIL zal voortaan deel uitmaken van Infrabel.

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07/01/2005

Une nouvelle structure depuis le 1er janvier 2005

Comment fonctionne désormais le groupe SNCB ?

Une mission de service au client renforcée

Même dans sa nouvelle constellation en trois entités, la mission du groupe SNCB reste identique que par la passé : l'objectif est et reste de jouer un rôle majeur dans la mobilité en offrant aux clients un service sûr, efficace et de qualité, dans le cadre d'un équilibre budgétaire.

La mise en place de la nouvelle structure ne changera rien à la volonté de l'entreprise d'assurer la continuité du service et une sécurité maximale du réseau et de l'exploitation. Les priorités opérationnelles de l' « ancienne » SNCB, à savoir « Sécurité, Ponctualité, Confort et Propreté » sont aussi bien évidemment poursuivies.

Un souci de cohérence, dans le respect de l'autonomie

Les trois entreprises (SNCB-Holding, Infrabel et SNCB) ont le statut d'entreprise publique autonome. Chacune d'elle compte un Conseil d'administration, un Comité de direction, un Administrateur Délégué et également un Commissaire du Gouvernement et un Collège des Commissaires. Chaque entité devra également négocier avec l'Etat un Contrat de gestion.

Comme déjà souligné à maintes reprises, le statut du personnel reste unique est intégralement appliqué au sein de la nouvelle structure. L'ensemble du personnel est géré par la société-mère (SNCB-Holding) et mis à disposition soit du gestionnaire de l'infrastructure (Infrabel), soit de l'entreprise ferroviaire (SNCB). Toutes les questions liées au personnel sont traitées au sein d'**une seule commission paritaire** au niveau du Holding.

Afin d'assurer la cohérence au niveau des décisions, plusieurs comités ont été constitués. Ainsi, les trois administrateurs-délégués se réuniront de façon hebdomadaire. Un comité d'investissements, au niveau du Holding, assure la cohérence des plans d'investissements des entités. Comme mentionné plus haut la gestion sociale est centralisée au niveau du Holding et un comité de pilotage, où siègent les organisations syndicales reconnues, veille à l'accompagnement des mesures du plan d'entreprise et du programme de restructuration.. Les axes de coopération au sein du groupe sont par ailleurs définis dans un document intitulé « pacte entre sociétés ».

La reprise d'une partie de la dette

Fin 2004, la dette de la SNCB s'élevait à près de 10 milliards €.

Sur base de ce qui s'est fait dans d'autres pays européens, l'Etat a repris au 1 janvier 2005 la dette « historique » de la SNCB à hauteur de 7,4 milliards €. Cette opération s'effectue via le Fonds des Infrastructures Ferroviaires (FIF), nouvel organisme créé et géré par l'Etat et totalement indépendant du groupe SNCB. En contrepartie de la reprise de la dette historique de la SNCB, le Fonds des Infrastructures devient, pour la somme de 7.4 milliards, propriétaire d'une partie du réseau ferroviaire (voies et caténaires) et de certains actifs.

Le solde de la dette de la SNCB - 2,4 milliards € qui devraient évoluer vers les 3 milliards à l'horizon 2008 - sera géré par l'entreprise et sera comptabilisé au sein de la SNCB-Holding.

La SNCB-Holding

Entreprise publique autonome, la SNCB-Holding est l'héritière juridique de la SNCB telle qu'elle existait encore au 31.12.2004. C'est la société-mère du groupe ferroviaire belge.

L'Etat en est l'actionnaire majoritaire à 99,9% ; 0,1% des actions étant détenues par de petits actionnaires privés.

Principale mission de la SNCB-Holding: assurer la coordination entre les différentes entités du groupe
Si les activités opérationnelles de SNCB-Holding sont limitées, la société joue un rôle majeur de coordination et de synergies entre ses filiales, SNCB et Infrabel, tout en respectant leur autonomie et leur indépendance.

Entre autres tâches, la SNCB-Holding assure pour le groupe la gestion des ressources humaines mais également du patrimoine et de l'immobilier, y compris les gares. Les services de sécurité et de gardiennage pour l'ensemble du groupe sont également centralisés au niveau du Holding.

La SNCB-Holding recevra de l'Etat les dotations pour certains investissements, entre autres pour les gares, ainsi que celles lui permettant d'accomplir ses missions de service public à savoir la sécurité et le gardiennage, la gestion, la

construction et l'entretien des gares et de leurs dépendances, le patrimoine historique et d'autres missions de service public. Un contrat de gestion sera conclu entre l'Etat et la SNCB-Holding.

Tout comme les autres entités du Groupe, la SNCB-Holding visera à atteindre l'équilibre budgétaire à l'horizon 2008.

Parmi les filiales de SNCB-Holding, on retrouve -entre autres- ABX, Eurostation et Euro Liège TGV.

La SNCB-Holding emploie près de 4200 personnes.

Les organes de gestion de la SNCB-Holding

Le Conseil d'Administration de la SNCB-Hoding est composé de:

- Dominique Offergeld — Présidente
- Eddy Bruyninckx — Administrateur
- Antoine Colpaert — Administrateur
- Jean-Claude. Dehovre — Administrateur
- Jean-Claude Fontinoy — Administrateur
- Geertje Smet — Administrateur
- Magali Verdonck — Administrateur
- Marianne Vergeyle — Administrateur
- Karel Vinck — Administrateur Délégué
- Melchior Wathelet — Administrateur

Le Comité de Direction de la SNCB-Hoding se compose comme suit:

- Karel Vinck — Administrateur Délégué
- Vincent Bourlard — directeur-général Patrimoine
- Alex Migom — directeur-général Stratégie & Coordination
- Tony Van den Berghen — directeur-général Human Resources
- Un directeur-général Finances sera nommé prochainement

<u>SNCB</u>

L'organe « SNCB » au sein de la nouvelle structure est l'exploitant ferroviaire, c'est- à- dire le prestataire de services. Les deux principales missions de la SNCB consistent à organiser le transport de voyageurs (en service intérieur et international) et le transport de marchandises. Pour le service à la clientèle rien ne change.

A côté des services chargés des deux principaux types d'activités, la SNCB dispose également de services en charge de la gestion du matériel et du personnel nécessaire à l'accomplissement de ces deux missions prioritaires.

Le service à la clientèle est donc assuré par le même personnel qu'antérieurement au sein des mêmes services. La qualité du service ne saurait en aucun cas être altérée du fait du transfert de ces services dans une nouvelle entité. L'objectif est même à terme de l'améliorer encore en mettant en place une organisation et des procédures plus performantes, plus efficaces. Dans ce contexte, la libéralisation effective du marché des transports incitera de plus en plus la SNCB à offrir un service de qualité au meilleur prix.

Depuis le 1er janvier, 2.600 agents qui travaillaient précédemment au sein des directions Réseau et Trains ont rejoint l'exploitant ferroviaire, portant l'effectif total de la SNCB à environ 20.000 agents.

Certaines filiales ou secteurs d'activités dans lesquels la SNCB disposait antérieurement d'une participation sont mis sous la tutelle de la SNCB, à savoir notamment IFB, TRW, Eurostar, Thalys, etc.

Composition des organes de gestion

Le Conseil d'administration est composé de 6 membres :

- Edmée De Groeve, Présidente
- Karel Vinck : Administrateur Délégué
- Geertje Smet
- Jean-Claude Fontinoy
- Jean-Claude Dehovre
- Angeline Van Den Rijse

Le Comité de direction est composé de :

- Karel Vinck : Administrateur Délégué
- Marc Descheemaecker : Directeur Général Operations et Marchandises
- Leo Pardon : Directeur Général Voyageurs
- Richard Gayetot : Directeur Général Trains
- Jean Denayer : Directeur Général Matériel

Au 1er février, Marc Descheemaecker remplacera Karel Vinck dans ses fonctions d'administrateur délégué et de Président du Comité de direction.

Objectifs voyageurs

La SNCB a déjà, ces dernières années, amélioré considérablement la qualité du service à la clientèle. Pour preuve, les repères les plus illustratifs de cette évolution ne cessent de progresser, à savoir l'indice de satisfaction des clients et le niveau de la ponctualité des trains.

Le maître mot des nouveaux gestionnaires de la SNCB, en matière de transport de voyageurs sera la poursuite sans relâche de l'amélioration du service au client. La gamme tarifaire a déjà été simplifiée et redéfinie à l'avantage du voyageur. Des voitures supplémentaires à deux niveaux (M6) ont déjà été commandées et viendront compléter le parc moderne des voitures déjà fort appréciées par les voyageurs.

Les mesures prises par le gouvernement en matière de gratuité du transport de navetteurs - tant du secteur privé que public - conscientisent encore davantage la SNCB, s'il en était besoin, du rôle social que les chemins de fer ont à jouer dans la société civile.

La SNCB ambitionne d'augmenter le volume de trafic en service intérieur de l'ordre de environ 6,5% d'ici à l'horizon 2008 (à peu près 7.400 mio de voyageurs/km)

Dans le secteur du trafic international, la SNCB entend capitaliser tous les avantages du réseau à grande vitesse, procurant à la clientèle se rendant à l'étranger, rapidité et confort. Le trafic international devrait progresser, d'ici à 2008, d'environ 27 %.

Le trafic marchandises déjà aux prises avec la concurrence

De profondes réformes internes ont été mises en œuvre en 2004 au sein du secteur fret et ont pour but de mieux armer la SNCB face à la concurrence de plus en plus aiguisée. L'objectif pour 2005 sera d'affiner l'organisation de ces réformes, dont certaines sont actuellement en période de «rodage». Ainsi un nouveau Centre Opérationnel Cargo a été mis en place et a en charge la gestion, en temps réel 24h/24, des circulations de trains de marchandises. Un nouveau plan de transport appelé Quowadis, a entraîné la révision de tous les circuits de desserte et de toutes les liaisons d'échange intérieures ou avec les réseaux voisins.

INFRABEL

La filiale Infrabel, gestionnaire de l'infrastructure, est une entreprise publique autonome. A ce titre, elle devra conclure avec l'Etat un contrat de gestion au sein duquel seront stipulés les droits et les devoirs de chaque partie.

Tâches et missions

Infrabel poursuit une mission de service public : l'entretien et la gestion de l'infrastructure ferroviaire et de ses systèmes de régulation et de sécurité ainsi que la gestion des « fonctions essentielles ». Ces « fonctions essentielles » sont :

- la répartition et l'octroi des capacités (horaires et sillons)
- la tarification, la facturation et la perception des redevances d'utilisation
- la certification du personnel des entreprises ferroviaires et du matériel roulant (pour tout opérateur qui en fait la demande).

Une de ses tâches principales sera de trouver un équilibre afin de garantir un accès non discriminatoire à tous les opérateurs tout en accordant un soin particulier au principal utilisateur, la « nouvelle » SNCB. Cela ne pourra se faire qu'en accomplissant une des missions dévolues à Infrabel : la gestion des « fonctions essentielles ». Pour chaque (futur) exploitant de chemins de fer, les mêmes critères pour ce qui est de la répartition des capacités, la perception des redevances et l'octroi des certificats pour le personnel et le matériel roulant sont d'application. C'est la direction « Accès au Réseau », au sein d'Infrabel, qui gère cette mission.

L' « ancienne » SNCB pouvait se targuer de maintenir un niveau de qualité élevé dans le service. Infrabel doit bien entendu poursuivre cet objectif et garantir la sécurité, la régularité et l'accessibilité de son infrastructure.

En tant que gestionnaire de l'infrastructure, Infrabel doit également promouvoir le train comme mode de transport. A court terme, la société doit assurer la continuité tout en respectant l'équilibre budgétaire et financier.

Moyens financiers

Infrabel ne peut naturellement pas fonctionner sans disposer des fonds nécessaires pour couvrir les coûts liés à ses missions de service public. Pour ce faire, Infrabel reçoit une dotation de l'Etat pour l'entretien et la gestion de l'infrastructure. A cela, s'ajoutent les redevances payées par les entreprises ferroviaires qui souhaitent utiliser

l'infrastructure.

Les investissements qu'Infrabel réalise dans l'infrastructure (nouvelle infrastructure, modernisation,...) sont financés à 100% par l'Etat.

Le Fonds des Infrastructures Ferroviaires a été créé lors de la reprise de la dette. En « contrepartie », ce fonds est devenu propriétaire d'une partie du réseau ferroviaire actuel et d'un actif d'une valeur de € 7,4 milliards. Infrabel paie une redevance annuelle de € 5.000.000 au FIF pour la mise à disposition de l'infrastructure. D'un autre côté, il est évident que tous les investissements qui seront réalisés dans l'avenir seront la propriété d'Infrabel. Les grands projets pour les années à venir sont constitués entre autres de l'achèvement du réseau à grande vitesse, de la construction du Diabolo, du développement du RER et de l'extension de l'infrastructure pour le trafic marchandises.

Organes de gestion

Le Conseil d'Administration d'Infrabel compte 6 membres :

- Antoine Colpaert, Président
- Luc Lallemand, Administrateur-Délégué
- Jan Kerremans, Administrateur
- Mieke Offeciers, Administrateur
- Laurent Vrijdags, Administrateur
- Anne Vereecke, Administrateur

En ce qui concerne les décisions et les voix au sein du Conseil d'Administration, la loi précise que l'Etat aura au minimum 80% des voix plus une voix afin de garantir l'indépendance et l'impartialité d'Infrabel par rapport à la SNCB.

Le Comité de Direction est composé de 4 membres :

- Luc Lallemand, Président
- Jean-Marie Raviart, Directeur-Général Infrastructure
- Marcel Baele, Directeur-Général Réseau
- Luc Vansteenkiste, Directeur-Général Accès au Réseau

Environ 14.500 personnes travaillent au sein d'Infrabel.

Désormais, le bureau d'études TUC RAIL fait également partie d'Infrabel.

Diabolo-project

31/03/2005

De luchthaven van Zaventem is één van de belangrijkste economische polen van Vlaanderen en krijgt dus heel wat verkeer te verwerken. De toenemende verkeersproblemen in de ruime omgeving van de luchthaven vormen een grote bedreiging voor de toegankelijkheid en de verdere ontwikkeling. Het aandeel van het spoor in het globale verkeer van en naar de luchthaven moet dringend worden verhoogd. Vandaar het Diabolo-project.

Dankzij het Diabolo-project zullen de reizigers naar de luchthaven van Zaventem vanaf december 2010 een aanzienlijke tijdswinst boeken. Het project voorziet in een spoorwegverbinding tussen de assen Luik-Leuven-Brussel en Antwerpen-Mechelen-Brussel via de nationale luchthaven. Zo wordt het mogelijk om rechtstreekse treinen in te leggen naar het station Brussel-Nationaal-Luchthaven vanuit Brussel, Mechelen/Antwerpen en Leuven/Luik.

Op 1 april 2005 lanceert Infrabel een openbare offerteaanvraag voor de financiering van de infrastructuur van het Diabolo-project en wordt een memorandum aan de investeerders overgemaakt. Het aanbestedingsdossier van de financiering en van de bouw wordt hierbij duidelijk gescheiden. Dit project wordt gerealiseerd via een Publiek-Privaat Samenwerkingsverband dat het eerste is van deze omvang in België.

Voor het Diabolo-project zijn zowel spoor- als wegenwerken noodzakelijk. De spoorwerken worden uitgevoerd door Infrabel, de wegwerkzaamheden door het Vlaams Gewest. Het station Brussel-Nationaal-Luchthaven wordt door middel van een ondergrondse spoorlijn verbonden met een nieuwe dubbelsporige lijn in de middenberm van de E19 tussen Schaarbeek-Vorming en Mechelen. De aansluiting gebeurt door middel van een ondergrondse spoorvertakking onder het op- en afrittencomplex in Machelen. Verder wordt door de Vlaamse administratie in het kader van het Diabolo-project het bestaande op- en afrittencomplex nr. 12 van de E19 te Machelen vervolledigd en wordt er een viaduct gebouwd centraal in de Luchthavenlaan tussen de brug over de E19 en de site 'Brucargo'.

Het budget voor het hele Diabolo-project is geraamd op 493 miljoen €. Hiervan zal 280,3 miljoen € gefinancierd worden volgens een Publiek-Privaat Samenwerkingsverband. Een privé-structuur (een "N.V. DIABOLO") zal instaan voor de financiering, de bouw en de kosten van het onderhoud van de infrastructuur op het luchthaventerrein tot aan de autosnelweg E19. Het overige gedeelte, de spoorlijn tussen Brussel en Mechelen over de middenberm van de E19, wordt volledig gefinancierd door Infrabel. Gedurende 35 jaar, van 2011 tot 2045, zal de N.V. DIABOLO deze infrastructuur ter beschikking stellen van Infrabel als infrastructuurbeheerder. De N.V. DIABOLO staat in voor de kosten van het onderhoud van de infrastructuur van 2011 tot 2045 en ontvangt tijdens deze periode vergoedingen die haar toelaten de kosten te dekken.. Na deze datum wordt de eigendom van de infrastructuur overgedragen aan Infrabel.

Meer details: Het Diabolo-project

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from: http://www.b-rail.be/php/press/index.php?lang=N&task=view&id=1388

Le Projet Diabolo

31/03/2005

L'aéroport de Zaventem est l'un des principaux pôles économiques de Flandre et doit dès lors gérer des flux de trafic importants. Les problèmes de circulation croissants dans la grande périphérie de l'aéroport constituent une sérieuse menace pour l'accessibilité et la poursuite de son développement. La part du rail dans le trafic global de et vers l'aéroport doit être accrue d'urgence. D'où le projet Diabolo.

Dès le mois de décembre 2010, le projet Diabolo permettra aux voyageurs à destination de l'aéroport de Zaventem de réaliser des gains de temps considérables. Le projet prévoit la création d'une connexion ferroviaire reliant l'axe Liège - Louvain - Bruxelles et celui d'Anvers - Malines - Bruxelles, via l'aéroport de Bruxelles-National. Il sera ainsi possible de mettre en service des trains directs à destination de la gare de Bruxelles-National-Aéroport au départ de Bruxelles, Malines/Anvers et Louvain/Liège.

Au 1er avril 2005, Infrabel lancera un appel d'offres public portant sur le financement de l'infrastructure du projet Diabolo. Un mémorandum sera alors communiqué aux investisseurs. Le dossier d'adjudication pour le financement et la construction est donc tout à fait scindé. Le projet sera réalisé grâce à un partenariat public - privé qui sera le premier de cette ampleur en Belgique.

Le projet Diabolo nécessite aussi bien des travaux de voie que des travaux de voirie. Les travaux de voie seront exécutés par Infrabel; les travaux de voirie par la Région Flamande. La gare de Bruxelles National Aéroport sera prolongée par une ligne ferroviaire souterraine reliée à une nouvelle ligne à double voie située sur le terre plein de l'E19 entre Schaerbeek Formation et Malines. Le raccordement s'effectuera par le biais d'une bifurcation ferroviaire souterraine passant sous l'échangeur de Machelen. Ensuite, dans le cadre du projet Diabolo, les actuelles bretelles d'accès et de sortie n°12 de l'E19 à hauteur de Machelen seront complétées par l'administration Flamande, et un viaduc sera aménagé au centre dans la Luchthavenlaan entre le pont surplombant l'E19 et le site 'Brucargo'.

Le budget pour l'ensemble du projet Diabolo est estimé à 493 millions d'euros. 280,3 millions € seront financés suivant un partenariat public privé. Une structure privée (la "S.A. DIABOLO") se chargera de la construction, du financement et des frais de l'entretien de l'infrastructure sur le terrain de l'aéroport jusqu'à l'autoroute E19. L'autre moitié, la ligne ferroviaire entre Bruxelles et Malines via le terre plein de l'E19, sera entièrement financée par Infrabel. Durant 35 ans, de 2011 à 2045, la S.A. DIABOLO mettra cette infrastructure à la disposition d'Infrabel, en tant que gestionnaire de l'infrastructure. La S.A. DIABOLO assumera les frais d'entretien de l'infrastructure de 2011 à 2045. Pendant toute cette période, elle percevra une redevance qui lui permettra de couvrir ses coûts. Après quoi, la propriété de l'infrastructure reviendra intégralement à Infrabel.

Plus de détails : Le projet Diabolo (pdf)